Exhibit 99.1

News Release

Stantec Team chosen to lead design for Bull Run Filtration Project to improve water quality, reliability, and system resiliency

Portland invests in filtration and other improvements to its currently unfiltered Bull Run water supply

Edmonton, AB; New York, NY (March 5, 2020) TSX, NYSE:STN

Stantec, in association with Carollo Engineers and other local firms, has been selected by the Portland Water Bureau (PWB) for on-site design services for the Bull Run Filtration Project. The project also includes a collaboration with PWB and a Program Management/Support Services consultant to integrate the new facility into the existing infrastructure. The City’s plans for the filtration facility include technology to remove Cryptosporidium from the drinking water and provide treatment capacity of 145 million gallons of water per day – enough to meet growing population demands through 2045. When the facility comes online in 2027, it will be Portland’s first filtration system.

The filtration facility will feature conventional treatment, oxidation, mechanical solids dewatering, and resilience features to provide greater flexibility for future risks posed by climate change and seismic events. The facility will remove sediment, organic material, and other potential contaminants, providing consistent high-quality drinking water and making the water system more reliable. The inclusion of smart instrumentation technologies will integrate various treatment and distribution system data to provide real-time awareness for proactive, system-wide control to be consistent with City sustainability policies. All newly proposed occupied buildings will be designed to achieve LEED-Gold certification.

“This new facility will help us continue to provide clean, safe water for the nearly one million people who use our resources, and make the Bull Run supply more reliable and resilient for future generations” said PWB Water Bureau Director Mike Stuhr.

The primary source of water for the City of Portland is the 102 square mile Bull Run Watershed, located approximately 22 miles east of the city in the Mount Hood National Forest. In addition to serving more than 650,000 residents, the city has wholesale contracts with 19 area water providers who serve another 300,000 people in the Portland Metropolitan area, including the cities of Gresham, Sandy, and Tualatin. The facility’s location – just outside the Bull Run Watershed in rural Multnomah County – sits at the right elevation to work with existing water infrastructure and the property is large enough to provide a buffer between the facility and its neighbors.

The $51 million, five-year design contract includes on-site design, geotechnical site investigation, design quality management, assistance during construction, CM/GC support and interactions, assistance during commissioning and operations support, and project management for the filtration design.

The Stantec Team will allocate 20 percent of the design budget to engage several Disadvantaged, Minority-Owned, Women-Owned, and Emerging Small Businesses in this project. Construction is anticipated to begin in 2022 and must be completed by 2027 as part of the bilateral compliance agreement with the Oregon Health Authority.

“The Stantec Team has unmatched experience delivering large-scale water treatment projects in the Pacific Northwest. Our key staff have planned, designed, or optimized 75 percent of the largest WTPs in the region,” said Mark Graham, Stantec senior principal. “Our history working with PWB began in 1979, and over the past 40 years, we have helped the Water Bureau deliver many of its largest and most successful projects. We are confident the Bull Run Filtration Project will play a critical role in protecting the health of Portland’s drinking water and safeguarding our community against risks to the watershed for generations to come.”

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact

Danny Craig

Stantec Media Relations

Ph: 949-923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Ph: 780-969-2018

cora.klein@stantec.com

Design with community in mind